UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Multi-Color Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62583104

(CUSIP Number)

H. Kurt von Moltke, P.C.

Jenner & Block LLP

353 North Clark Street

Chicago, IL 60654

312-840-7499

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62583104

1	Names of Reporting Persons Diamond Castle Partners 2014, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 62583104

1	Names of Reporting Persons DCP 2014 Deal Leaders Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 62583104

1	Names of Reporting Persons DCP 2014 GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 62583104

1	Names of Reporting Persons DCP 2014 GP-GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) OO

CUSIP No. 62583104

1	Names of Reporting Persons Ari J. Benacerraf

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO; PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 62583104

1	Names of Reporting Persons Michael W. Ranger

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 62583104

1	Names of Reporting Persons Andrew H. Rush

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 62583104

AMENDMENT NO. 4 TO SCHEDULE 13D

Item 1.                                 Security and Issuer

This Amendment No. 4 to Schedule 13D is being filed jointly by (i) Diamond Castle Partners 2014, L.P., a Delaware limited partnership (the “2014 Fund”) and DCP 2014 Deal Leaders Fund, L.P., a Delaware limited partnership (together with the 2014 Fund, the “2014 DC Funds”); (ii) the general partner of each of the 2014 DC Funds, DCP 2014 GP, L.P., a Delaware limited partnership (the “2014 GP”) and the general partner of the 2014 GP, DCP 2014 GP-GP, LLC, a Delaware limited liability company (the “2014 GP-GP”); and (iii) Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush, each as a managing member of 2014 GP-GP, to reflect the consummation of the transaction contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) between the Issuer, W/S Packaging Holdings, Inc., a Delaware corporation (“Parent”), and Monarch Merger Corporation, an Ohio corporation and a wholly-owned subsidiary of Parent (“Sub”). The persons and entities filing this Amendment No. 4 are referred to herein collectively as the “Reporting Persons.”

The Schedule 13D filed with the United States Securities and Exchange Commission on October 12, 2011 and amended on February 3, 2014, November 20, 2014 and February 26, 2019 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 4 (as amended, the “Statement”).  This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Third Amendment.  The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth herein.  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Statement.

Item 4.                                                         Purpose of Transaction

The disclosure in Item 4 of this Statement is amended by adding the following to the end thereof:

Consummation of the Transaction Contemplated by the Merger Agreement

As previously disclosed in the Third Amendment, on February 24, 2019, the Issuer entered into the Merger Agreement with Parent and Sub. On July 1, 2019, the transactions contemplated by the Merger Agreement were consummated, including the merger of Sub with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation following the Merger. As a result of the Merger, the Issuer became a wholly-owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, each issued and outstanding share (a “Share”) of common stock of the Issuer was converted into the right to receive $50.00 per Share in cash, without interest, less any applicable withholding taxes. As a result of the foregoing and as of the effective time of the Merger, the Reporting Persons no longer beneficially own any Shares.

Termination of Investor Rights Agreement and Voting and Support Agreement

Upon the effective time of the Merger, the (i) Investor Rights Agreement, dated as of October 3, 2011, among the Issuer and certain of the Reporting Persons and (ii) Voting and Support Agreement, dated as of February 24, 2019, among Parent, Sub and the 2014 DC Funds were terminated.

Resignation of Ari J. Benacerraf from the Issuer’s Board of Directors

Upon the effective time of the Merger, Ari J. Benacerraf resigned from the Board of Directors of the Issuer.

Item 5.                                                         Interests in Securities of the Issuer

The disclosure in Item 5 of this Statement is hereby amended by replacing it in its entirety with the following:

(a)         As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

(b)         As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

CUSIP No. 62583104

(c)          Except as described in Item 4 above, the Reporting Persons have not effected any transactions with respect to the Shares within the past 60 days.

(d)         Not applicable.

(e)          As of the date hereof and as a result of the Merger, the 2014 Fund, the 2014 GP, the 2014 GP-GP, Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush no longer beneficially own more than 5% of the Shares.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 6.

Item 7.                                                         Materials to be Filed as Exhibits

The exhibit index is hereby amended by adding the following to the end thereof:

Exhibit 7.12: Joint Filing Agreement, dated July 3, 2019.

CUSIP No. 62583104

Signature.

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 3, 2019

DIAMOND CASTLE PARTNERS 2014, L.P.

	By:	DCP 2014 GP, L.P., its general partner

	By:	DCP 2014 GP-GP, LLC, its general partner

	By:	/s/ Ari J. Benacerraf
		Name:	Ari J. Benacerraf

		Title:	Managing Member

DCP 2014 DEAL LEADERS FUND, L.P.

	By:	DCP 2014 GP, L.P., its general partner

	By:	DCP 2014 GP-GP, LLC, its general partner

	By:	/s/ Ari J. Benacerraf
		Name:	Ari J. Benacerraf

		Title:	Managing Member

DCP 2014 GP, L.P.

	By:	DCP 2014 GP-GP, LLC, its general partner

	By:	/s/ Ari J. Benacerraf
		Name:	Ari J. Benacerraf

		Title:	Managing Member

DCP 2014 GP-GP, LLC

	By:	/s/ Ari J. Benacerraf
		Name:	Ari J. Benacerraf

		Title:	Managing Member

/s/ Ari J. Benacerraf
Ari J. Benacerraf

/s/ Michael W. Ranger
Michael W. Ranger

/s/ Andrew H. Rush
Andrew H. Rush